Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS PROVIDES UPDATE ON COVID-19

BROOKFIELD NEWS, March 20, 2020 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) today provided an update to the investment community regarding the COVID-19 pandemic. A message from management to BPY unitholders can be accessed here: https://bpy.brookfield.com/~/media/Files/B/Brookfield-BPY-IR-V2/letters-to-unitholders/2020/bpy-covid-19-ltu.pdf.

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Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with approximately $88 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $540 billion in assets under management.

Contact:

Matt Cherry

Senior Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Brookfield Property Partners L.P.	1